UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549





                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                                  Audible, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    05069A104
                                 (CUSIP Number)


                                December 31, 1999
             (Date of Event Which Requires Filing of this Statement)


----------------------------------------------------------------------------------------------------------------
           Check the  appropriate  box to designate  the rule  pursuant to which this Schedule is filed:

----------------------------------------------------------------------------------------------------------------
         |_|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |X|      Rule 13d-1(d)



----------------------------------------------------------------------------------------------------------------


                                Page 1 of 5 Pages

-------------------------------------- ------------------------------------- -------------------------------------
CUSIP No. 05069A104                                Schedule 13G              Page 5 of 5 Pages
-------------------------------------- ------------------------------------- -------------------------------------


-------- -----------------------------------------------------------------------------------------------------------
  1      NAME OF REPORTING PERSON:
         Donald R. Katz

         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


-------- -----------------------------------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                 (a)
                                                                                                 (b)   |X|
-------- -----------------------------------------------------------------------------------------------------------
  3      SEC USE ONLY

-------- -----------------------------------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION


         USA

--------------------- ----- ----------------------------------------------------------------------------------------
                       5    SOLE VOTING POWER

                            1,500,000

                      ----- ----------------------------------------------------------------------------------------
       NUMBER          6    SHARED VOTING POWER
     OF SHARES
    BENEFICIALLY
      OWNED BY
                      ----- ----------------------------------------------------------------------------------------
        EACH           7    SOLE DISPOSITIVE POWER
     REPORTING              1,500,000
    PERSON WITH
                      ----- ----------------------------------------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER



-------- -----------------------------------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,500,000

-------- -----------------------------------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------- -----------------------------------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.8%

-------- -----------------------------------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*
         IN


-------- -----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

         (a)      Name of Issuer

                  Audible, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  65 Willowbrook Boulevard
                  Wayne, N.J.  07470
Item 2.

         (a)      Name of Person Filing

                  Donald R. Katz

         (b)      Address of Principal Business Office or, if none, Residence

                  c/o Audible, Inc.
                  65 Willowbrook Boulevard
                  Wayne, N.J.  07470

         (c)      Citizenship

                  United States of America.

         (d)      Title of Class of Securities
                  Common Stock

         (e)      CUSIP Number
                  05069A104

Item 3.*          If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not applicable.

Item 4.  Ownership

       Provide the following  information  regarding  the  aggregate  number and percentage of the class of securities of the issuer identified in Item 1.
       (a)    Amount of beneficially owned:   **
       (b)    Percent of class:   **
       (c)    Number of shares as to which the person has:
              (i)   Sole power to vote or to direct the vote.   **
              (ii)  Shared power to vote or to direct the vote.  **
              (iii) Sole  power to  dispose or to direct the disposition of.   **
              (iv)   Shared power to dispose or to direct the disposition of.    **

       ** Lines 5-11 of page 2 of this Schedule is incorporated herein by reference and showthe ownership of the reporting person.

Item 5.  Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

                  Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
                  Parent Holding Company

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group

                  Not applicable.

Item 9.  Notice of Dissolution of Group

                  Not applicable.

Item 10. Certification

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:   February 14, 2000


                              /s/ Donald R. Katz
                              ------------------------
                              Donald R. Katz